RECD S.E.C.

MAY 1 3 2002

1086

5-1-02

1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

02036314

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2002

China Unicom Limited

(Translation of registrant's name into English)

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

10-12/F Office Tower 1
Henderson Center
18 Jian Guo Men Nei Avenue
Beijing, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

HONGKONG: 38122.32

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Unicom Limited
(Registrant)

Date: May 13, 2002

By: [signature]

Name: Li Zhengmao
Title: Executive Director

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国联通
CHINA UNICOM

中國聯通股份有限公司

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
SALE OF CDMA MOBILE HANDSETS

The board of directors (the ***Board***) of China Unicom Limited (the Company, together with its subsidiaries, known as the ***Group***) announces that Unicom Guomai Communications Co., Ltd (***Guomai***), an indirect non-wholly owned subsidiary of the Company, entered into an agreement for the sale of CDMA mobile phones (the ***Agreement***) with China United Telecommunications Corporation (***Unicom Group***), a substantial shareholder of the Company on 10 May 2002, pursuant to which Guomai agreed to sell an aggregate of 170,000 CDMA mobile phones handsets to Unicom Group for a consideration which shall be the aggregate of the relevant amount set out in the relevant supply notices but subject to a maximum aggregate of RMB619,000,000 (approximately HK$578,505,000), an amount less than 3 *per cent.* of the book value of the net tangible assets of the Company as disclosed in its audited consolidated accounts for the financial year ended 31 December 2001.

The Agreement constitutes a connected transaction for the Company under the Rules governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the ***Listing Rules***). The Agreement is not, in accordance with Rule 14.25(1) of the Listing Rules, subject to approval by independent shareholders of the Company. Details of the Agreement will be included in the next published annual report and accounts of the Company.

THE AGREEMENT

Date:	10 May 2002
Parties:	Unicom Group (Purchaser) Guomai (Seller)
The Transaction:	Guomai has agreed to sell to Unicom Group an aggregate of 170,000 CDMA mobile phone handsets. These handsets would be delivered to recipients designated by Unicom Group from time to time over a 7-month period from the date of the Agreement upon the provision of supply notices by Unicom Group to Guomai specifying, *inter alia*, the brand name and the number of CDMA handsets required.
Consideration:	The consideration shall be the aggregate of the relevant amount set out in the relevant supply notices but subject to a maximum aggregate of RMB619,000,000 (approximately HK$578,505,000), an amount less than 3 per cent. of the book value of the net tangible assets of the Company as disclosed in its audited consolidated accounts for the financial year ended 31 December 2001. Such consideration shall be paid in cash by installments (each installment relating to the amount of handsets ordered pursuant to each supply notice) throughout the 7-month period by Unicom Group to Guomai, in each case within 7 business days of Guomai delivering handsets to the recipient designated by Unicom Group. Such consideration is negotiated on an arm's length basis, and the factors taken into account include the purchase price of the handsets which Guomai purchases from independent suppliers and any reasonable costs in distributing these handsets to recipients designated by Unicom Group, but in any event the selling price of the CDMA handsets shall not be lower than the price at which such CDMA handsets are sold by Guomai to independent third parties.
Condition:	The obligation of Goumai to sell the CDMA mobile phone handsets under the Agreement is subject to the obtaining of approval from the shareholders of Guomai in a general meeting which will be held on 24 May 2002.

CONNECTION BETWEEN THE PARTIES

Unicom Group holds 77.47% of the issued share capital of the Company and is therefore a controlling shareholder and connected person of the Company. Guomai is a 58.88% indirectly owned subsidiary of the Company and also a company listed on the Shanghai Stock Exchange. Therefore the Agreement constitutes a connected transaction for the Company under the Listing Rules.

REASONS AND BENEFITS FOR THE TRANSACTION

Guomai, an indirect subsidiary of the Company, will now undertake the bulk purchasing of handsets for the development of the CDMA business. Unicom Group has been approved by the PRC Government to undertake telecommunications infrastructure development and operate a CDMA network within the PRC. The supply of CDMA handsets is currently limited. By aggregating the purchase of CDMA handsets by Unicom Group through Guomai, a greater commitment from CDMA handset suppliers can be secured and a greater discount can be obtained by Guomai from the suppliers on the purchase of the CDMA handsets which will benefit the development of the CDMA business of the Group as well as Unicom Group in China, in which Unicom Group has the only licence, issued by the Ministry of Information Industry of the PRC, to offer CDMA cellular services in China as far as the directors are aware.

The directors, including the independent non-executive directors, of the Company consider that the Agreement has been entered into on normal commercial terms and is fair and reasonable so far as the independent shareholders of the Company are concerned.

FURTHER INFORMATION

The aggregate consideration payable under the Agreement is less than 3% of the net tangible assets of the Company as shown in its audited consolidated accounts for the financial year ended 31 December 2001. Accordingly, the Agreement is not, in accordance with Rule 14.25(1) of the Listing Rules, subject to approval by independent shareholders of the Company. Details of the Agreement will be included in the next published annual report and accounts of the Company.

By Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary

Hong Kong, 10 May 2002

Conversion of RMB into HK$ is based on the exchange rate HK$1.00 = RMB1.07.